NEWS

Sequans Communications
Preliminary First Quarter 2025 Financial Results

PARIS - May 6, 2025 - Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a leading developer and provider of 5G/4G semiconductors and IoT modules, today announced preliminary financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Summary Preliminary Results Table:

(in US$ millions, except share and per share data)	Q1 2025 (1)	Q4 2024 (2)	Q1 2024 (3)
Revenue	$8.1	$11.0	$6.0
Gross profit	$5.2	$7.4	$3.9
Gross margin (%)	64.5%	67.4%	63.9%
Operating income (loss)	($6.8)	($5.6)	($8.5)
Net profit (loss)	($7.3)	($2.4)	($11.8)
Diluted income (loss) per ADS	($0.29)	($0.10)	($0.48)
Non-IFRS diluted income (loss) per ADS (4)	($0.24)	($0.07)	($0.36)
Weighted average number of diluted ADS (IFRS)	25,156,570	25,008,543	24,645,504
Weighted average number of diluted ADS (Non-IFRS)	25,156,570	25,008,543	24,645,504
(1) Final results are subject to finalization of the allocation of the ACP acquisition purchase price
(2) The final results presented here differ from the preliminary results published on February 11, 2025 due to the finalization of the accounting for the Qualcomm transaction and other adjustments.
(3) Reflects the change in ADS to ordinary share ratio effective October 9, 2024
(4) See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3. IFRS Net Loss in Q1 2024 includes significant non-cash interest expense, debt amendment and change in value of embedded derivative that are excluded from Non-IFRS measures

“We are pleased to report solid progress in the first quarter of 2025, with revenue reaching $8.1 million just above the high end of our guidance range,” said Georges Karam, Chairman and CEO of Sequans.

“Product revenue grew 42% year-over-year, driven by continued momentum in Monarch 2 projects and the Calliope 2 pre-production shipments. We continue to see strong customer interest in our portfolio, including our recently announced next-generation Monarch 3 and Calliope 3 platforms supporting 5G eRedCap, and our total 3-year revenue pipeline expanded to approximately $480 million, with more than half representing design-wins and the remainder advanced opportunities. With a growing number of projects entering production, we believe we are on track to drive revenue acceleration in the second half of 2025 and into 2026, positioning Sequans to deliver strong value to our stakeholders.”

Q2 2025 Outlook

The following statement is based on management’s current assumptions and expectations. This statement is forward-looking, and actual results may differ materially.

Management expects total revenue for the second quarter to be in the range of $8 million to $9 million.

First Quarter 2025 Financial Summary:

Revenue: Revenue was $8.1 million, a decrease of 27.1% compared to the fourth quarter of 2024 and an increase of 33.6% compared to the first quarter of 2024. Product revenue was $3.5 million, a decrease of 26.1% compared to the fourth quarter of 2024 and an increase of 42.2% compared to the first quarter of 2024. License and services revenue was $4.5 million compared to $6.3 million in the fourth quarter of 2024 and $3.6 million in the first quarter of 2024, with the variation primarily related to the timing of revenue recognition for the 5G broadband platform license to Qualcomm in both the first quarter of 2025 and the fourth quarter of 2024.

Gross margin: Gross margin was 64.5% compared to 67.4% in the fourth quarter of 2024 and 63.9% in the first quarter of 2024.

Sequans reports preliminary first quarter 2025 financial results

Operating profit (loss): Operating loss was $6.8 million compared to operating loss of $5.6 million in the fourth quarter of 2024 and operating loss of $8.5 million in the first quarter of 2024.

Net profit (loss): Net loss was $7.3 million, or ($0.29) per diluted ADS, compared to net loss of $2.4 million, or ($0.10) per diluted ADS, in the fourth quarter of 2024 and net loss of $11.8 million, or ($0.48) per diluted ADS, in the first quarter of 2024.

Non-IFRS profit (loss) and diluted profit (loss) per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value and effective interest adjustments related to the convertible debt and associated embedded derivatives and other financings, non-IFRS net loss was $6.1 million, or ($0.24) per diluted ADS, compared to non-IFRS net loss of $1.8 million, or ($0.07) per diluted ADS in the fourth quarter of 2024, and non-IFRS net loss of $8.8 million, or ($0.36) per diluted ADS, in the first quarter of 2024. Non-IFRS operating expenses, excluding stock compensation expense, declined to $11 million from $12.5 million in the fourth quarter of 2024 and $11.3 million in the first quarter of 2024.

Cash: Cash and cash equivalents at March 31, 2025 totaled $45.9 million compared to $62.1 million at December 31, 2024. The uses of cash in the first quarter of 2025 included several non-operating or unusual items totaling approximately $9 million, including the payment of bonus and severance packages expensed in 2024, the impact of the termination of the factoring facility, and ACP acquisition payments.

Conference Call Details

Date: Tuesday, May 6, 2025
Time: 8:00 a.m. ET / 14:00 CET
U.S. toll-free: 1-800-717-1738
International: +1-646-307-1865
Access: When prompted, provide the event title or conference ID: 80940.

A live and archived webcast of the call will be available from the Investor Relations section of the Sequans website at https://sequans.com/company/investor-relations/. An audio replay of the conference call will be available until May 13, 2025, by dialing toll-free 1-844-512-2921 in the U.S. or +1 412-317-6671 from outside the U.S., using the following access code: 11180940.

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Sequans, including revenue expectations in Q2 2025, revenue trends in 2025 and 2026 and three-year revenue pipeline. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” "committed to", “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, potential adverse reactions or changes to business relationships resulting from the completion of the Qualcomm transaction. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2024, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required

Sequans reports preliminary first quarter 2025 financial results by applicable law. All financial results described in this earnings release should be considered preliminary; final results are subject to finalization of the allocation of the ACP acquisition purchase price..

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt extensions, end effective interest adjustments related to the convertible debt with embedded derivatives and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading semiconductor company specializing in wireless cellular technology for the Internet of Things (IoT). Our engineers design and develop innovative, secure, and scalable technologies that power the next generation of connected devices. We offer a wide range of solutions, including chips, modules, IP, and services. Our LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap/eRedCap platforms are optimized for IoT, delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. Established in 2003, Sequans is headquartered in France and has a global presence with offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, and China.

Visit Sequans at sequans.com and follow us on LinkedIn and X.

Sequans investor relations: Kim Rogers (USA), +1 385.831.7337, ir@sequans.com
Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com

Condensed financial tables follow

Sequans reports preliminary first quarter 2025 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2025 (1)	Dec 31, 2024(2)	March 31, 2024 (3)

Revenue :
Product revenue	$3,509	$4,747	$2,468
License and services revenue	4,545	6,302	3,559
Total revenue	8,054	11,049	6,027
Cost of revenue	(2,863)	(3,605)	(2,173)
Gross profit	5,191	7,444	3,854
Research and development expense	(7,227)	(7,522)	(6,613)
Sales and marketing expense	(2,337)	(2,411)	(2,872)
General and administrative expense	(2,451)	(3,072)	(2,902)

Operating profit (loss)	(6,824)	(5,561)	(8,533)
Financial income (expense):
Interest income (expense), net	368	540	(3,318)
Change in fair value of convertible debt derivative	—	—	(36)
Foreign exchange gain (loss)	(517)	854	264
Profit (Loss) before income taxes	(6,973)	(3,835)	(11,623)
Income tax expense	(281)	1,458	(167)
Profit (Loss)	$(7,254)	$(2,377)	$(11,790)
Attributable to :
Shareholders of the parent	(7,254)	(2,377)	(11,790)
Minority interests	—	—	—
Basic income (loss) per ADS	($0.29)	($0.10)	($0.48)
Diluted income (loss) per ADS	($0.29)	($0.10)	($0.48)
Weighted average number of ADS used for computing:
— Basic	25,156,570	25,008,543	24,645,504
— Diluted	25,156,570	25,008,543	24,645,504
(1) Final results are subject to finalization of the allocation of the ACP acquisition purchase price.
(2) The final results presented here differ from the preliminary results published on February 11, 2025 due to the finalization of the accounting for the Qualcomm transaction and other adjustments.
(3) Reflects the change in ADS to ordinary share ratio effective October 9, 2024

Sequans reports preliminary first quarter 2025 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At Dec 31,
(in thousands of US$)	2025 (1)	2024 (2)
ASSETS
Non-current assets
Property, plant and equipment	$4,702	$4,308
Intangible assets	13,310	5,641
Deposits and other receivables	3,370	3,246
Other non-current financial assets	402	353
Total non-current assets	21,784	13,548
Current assets
Inventories	3,034	2,874
Trade receivables	3,501	4,809
Contract assets	132	122
Prepaid expenses	1,844	1,410
Other receivables	16,678	17,492
Research tax credit receivable	4,661	4,184
Short-term deposits	34,000	53,000
Cash and cash equivalents	11,948	9,093
Total current assets	75,798	92,984
Total assets	$97,582	$106,532
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 253,875,282 shares authorized, issued and outstanding at March 31, 2025 (251,408,922 shares at December 31, 2024)	$2,960	$2,934
Share premium	14,487	14,512
Other capital reserves	75,518	74,504
Accumulated deficit	(43,049)	(35,795)
Other components of equity	(632)	(796)
Total equity	49,284	55,359
Non-current liabilities
Government grant advances, loans and other liabilities	4,768	6,285
Lease liabilities	88	333
Trade payables and other non-current liabilities	1,349	—
Provisions	2,080	1,400
Deferred tax liabilities	179	173
Contract liabilities	782	809
Total non-current liabilities	9,246	9,000
Current liabilities
Trade payables	8,886	6,106
Interest-bearing receivables financing	—	3,742
Lease liabilities	1,376	1,439
Government grant advances and loans	4,765	5,864
Contract liabilities	8,650	11,021
Income tax liabilities - Parent	2,943	2,827
Other current liabilities and provisions	12,432	11,174
Total current liabilities	39,052	42,173
Total equity and liabilities	$97,582	$106,532
(1) Final results are subject to finalization of the allocation of the ACP acquisition purchase price.
(2) The final results presented here differ from the preliminary results published on February 11, 2025 due to the finalization of the accounting for the Qualcomm transaction and other adjustments.

Sequans reports preliminary first quarter 2025 financial results

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended March 31,
(in thousands of US$)	2025 (1)	2024
Operating activities
Loss before income taxes	$(6,973)	$(11,623)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	686	830
Amortization and impairment of intangible assets	965	1,487
Share-based payment expense	1,014	1,117
Increase in provision	(32)	(82)
Interest (income) expense, net	(368)	3,318
Change in the fair value of convertible debt embedded derivative	—	36
Foreign exchange loss	(195)	(111)
Loss on disposal of intangible and tangible assets	12	—
Working capital adjustments
Decrease in trade receivables and other receivables	1,240	932
Decrease (increase) in inventories	(103)	1,089
Increase in research tax credit receivable	(355)	(423)
Increase (decrease) in trade payables and other liabilities	(281)	3,027
Decrease in contract liabilities	(3,868)	(2,614)
Decrease in government grant advances	(881)	(199)
Income tax paid	(245)	(34)
Net cash flow used in operating activities	(9,384)	(3,250)
Investing activities
Purchase of intangible assets and property, plant and equipment	(461)	(1,576)
Capitalized development expenditures	—	(9,124)
Investment in ACP Advanced Circuit Pursuit, net of cash acquired	(1,080)	—
Purchase of financial assets	(40)	58
Decrease of short-term deposit	19,000	—
Interest received	552	21
Net cash flow from (used in) investing activities	17,971	(10,621)
Financing activities
Proceeds (repayment of) from interest-bearing receivables financing	(3,742)	960
Proceeds from related party loans	—	9,000
Payment of lease liabilities	(348)	(359)
Repayment of government loans	(326)	(682)
Repayment of loans	(420)	—
Repayment of interest-bearing research project financing	(370)	(16)
Interest paid	(528)	(259)
Net cash flows used in (from) financing activities	(5,734)	8,644
Net increase (decrease) in cash and cash equivalents	2,853	(5,227)
Net foreign exchange difference	2	(4)
Cash and cash equivalents at January 1	9,093	5,705
Cash and cash equivalents at end of the period	11,948	474
(1) Final results are subject to finalization of the allocation of the ACP acquisition purchase price.

Sequans reports preliminary first quarter 2025 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	March 31, 2025 (3)	Sept 30, 2024 (4)	March 31, 2024 (5)
IFRS profit (loss) as reported	$(7,254)	$(2,377)	$(11,790)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,014	480	1,117
Non-cash change in the fair value of convertible debt embedded derivative	—	—	36
Non-cash interest on convertible debt and other financing (2)	111	62	1,833
Non-IFRS profit (loss) adjusted	$(6,129)	$(1,835)	$(8,804)
IFRS basic profit (loss) per ADS as reported	($0.29)	($0.10)	($0.48)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.04	$0.02	$0.05
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	$0.00	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.01	$0.01	$0.07
Non-IFRS basic profit (loss) per ADS	($0.24)	($0.07)	($0.36)
IFRS diluted profit (loss) per ADS	($0.29)	($0.10)	($0.48)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.04	$0.02	$0.05
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	$0.00	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.01	$0.01	$0.07
Non-IFRS diluted profit (loss) per ADS	($0.24)	($0.07)	($0.36)

(1) Included in the IFRS profit (loss) as follows:
Cost of product revenue	$16	$18	$17
Research and development	205	228	318
Sales and marketing	223	(41)	243
General and administrative	570	275	539
(2) Related to the difference between contractual and effective interest rates
(3) Final results are subject to finalization of the allocation of the ACP acquisition purchase price.
(4) The final results presented here differ from the preliminary results published on February 11, 2025 due to the finalization of the accounting for the Qualcomm transaction and other adjustments.
(5) Reflects the change in ADS to ordinary share ratio effective October 9, 2024